Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-174291

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

CenturyLink to Acquire Savvis Briefing for Industry Analysts June 2011

Forward-Looking Statements
Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, accretion and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects,"
"projects," "plans," and similar expressions are forward-looking statements within the meaning of the
"safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-
looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Savvis’ reports filed with the Securities and Exchange
Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required,
CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CenturyLink
Corporate
Headquarters

CenturyLink™
SAVVIS.

About CenturyLink
CenturyLink is the third largest telecommunications company in the United
States. The company provides broadband, voice and wireless services to consumers and businesses across the country. It also offers advanced entertainment services under the CenturyLink™ Prism™ TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers.

CenturyLink Vital Statistics
Corporate Headquarters Monroe, LA
Regional Headquarters
Apopka (Orlando), FL; Denver, CO; Minneapolis, MN; Phoenix, AZ; Seattle, WA; Wake
Forest, NC
Local Service Area 37 states
Access Lines 15.4 million (pro forma as of 12/31/10)
High-speed Internet Customers 5.3 million (pro forma as of 12/31/10)
Wireless Customers 1.1 million (pro forma as of 12/31/10)
Satellite TV Customers 1.6 million (pro forma as of 12/31/10)
Prism (IPTV)
Eight markets - Orlando, FL; Ft Myers/Naples, FL; Tallahassee, FL; Columbia, MO;
Jefferson City, MO; Raleigh/Durham, NC; Las Vegas, NV; and La Crosse, WI
Total Employees Approximately 47,500 (as of 5/5/11)
Annual Revenues Annual pro forma revenues of $18.5 billion (as of 12/31/10)
General
Hosting + Colocation Revenue Annual revenues of $227 million (as of 12/31/10)
Data Centers 16 (as of 5/5/11)
Customers Primarily large enterprise accounts; some NRA and federal government business
Network Tier 1 OC-192 Internet backbone with 17,000 + miles of fiber
Product Offerings Managed hosting  and Colocation  services
Hosting Employees 400+ (as of 5/5/11)
Data Hosting

Merged CenturyLink/Qwest Provides Strong Platform for
Delivering Hosted Services
• Enhanced Focus on Enterprise Business
- “[The merger] significantly increases our enterprise business revenue streams, which we believe will provide a foundation of future growth, especially considering the increasing demand for data communications.”
- Glen Post, CenturyLink CEO and President
• Significant Existing Enterprise Hosting Business
• Track Record of Selling Hosting to Enterprise Customers
• State-of-the-Art Global Backbone Network Connectivity
• Expanded Addressable Hosting Market for SaaS, IaaS and PaaS
Opportunities vs. Traditional Hosting Providers
• Well-positioned to Participate in SMB Hosting Business As Market
Evolves

About Savvis
Savvis is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including 32 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing.

Managed
34%
Colocation
38%
Network
28%

EMEA
13%
Asia
4%
North America
83%

CenturyLink™

SAVVIS.

Who We Are
• St. Louis-based global IT outsourcing
provider of managed services,
colocation and network infrastructure
for enterprises
• ~2,500 global clients
- Enterprise base
- Long-term contracts
• ~2,450 employees
• Extensive and flexible enterprise-class
managed services product suite
• Dedicated hosting
• Dedicated and shared clouds
• Security and storage
• Hosting professional services
• 2011E Revenue and EBITDA of $1
billion and $290 million, respectively
• Managed hosting growth of ~25%
Savvis Vital Statistics
2010 Geographic  Revenue Breakdown
2010 Segment Revenue Breakdown

• Positions CenturyLink to Participate in Multibillion-Dollar Global
Market Opportunity
- Managed services and cloud services represent a combined market of approximately $29 billion today
- Managed services are expected to grow at approximately 20% CAGR, while cloud services are expected to grow at more than 70% CAGR to reach a combined market of more than $50 billion in 2013
Source:  Tier 1 Research
• Provides Scale and Financial Strength Required to Serve the
Market by Significantly Expanding Global Footprint
- More data centers
- Enhanced product depth with global footprint
- Enhanced network assets
• Combines Savvis Managed Hosting Expertise with CenturyLink
Enterprise Network Services Business
• Leverages CenturyLink’s Customer Relationships
Savvis Acquisition Will Make CenturyLink A Global Leader in
Cloud and Managed Services

Savvis + CenturyLink Hosting Resources
Savvis
Savvis +
CenturyLink
Data centers in NA, Europe, Asia (a) 32 48
Floor space 1.5 m. sq. ft. 1.9 m. sq. ft
Network 17,000 miles 207,000 miles
Revenue (b) $933 million $19.4 billion
Clients 2,500 unique clients
5.3 m. broadband
1.6 m. video subs.
15.4 m. access lines
Nearly 1.1 m. wireless
Employees (approx.) (c) 2,500 50,000
(a) All figures on this chart are as of 12/31/10, except employee count.
(b) Pro forma
(c) As of 5/5/11

CenturyLink

June 7, 2011

Route Legend
CenturyLink National Network
SAVVIS Network
SAVVIS DATA Centers
CenturyLink DATA Centers
Vancouver
Seattle
Montreal
Toronto
Boston
Minneapolis
Chicago
New Jersey
Philadelphia
Columbus
Washington D.C.
Santa Clara
San Jose
Denver
St. Louis
Los Angeles
Albuquerque
Atlanta
Dallas
Tampa

This map shows the network routes that Savvis and CenturyLink currently use to serve our data hosting centers. These routes are subject to change in the future without notice.

CenturyLink Proprietary and Confidential

Savvis + CenturyLink North American Hosting Infrastructure

Savvis + CenturyLink International Hosting Infrastructure
Europe
Germany - Frankfurt:
2 3
rd
party data
centers
United Kingdom – London:
3 Savvis
data centers
Asia
China – Hong Kong:
2 3
rd
party data
centers
India – Bangalore:
3
rd
party data
center
India – Mumbai:
3
rd
party data center
Japan – Tokyo:
Savvis data center
Singapore:
Savvis data center

Savvis + CenturyLink Customer Benefits
• Offers customers one-stop access to combined industry leaders in IT infrastructure management and networking
• Delivers world class colocation, managed hosting, and cloud-based services over an expanded network footprint in North America,
Europe, Asia, and Australia
• Allows customers to specify and right size their data center and backbone network requirements more holistically
• Provides enhanced financial resources to fund product innovations, improved service delivery, and future footprint expansion
• Allows customers to deploy data center applications faster and more flexibly while reducing operational costs
• Allows customers to meet the expectations of increasingly complex business demands; more empowered, technical savvy employees;
and business ready, self-service technologies

Appendix

Transaction Summary
Estimated Transaction
Multiples (b)
Transaction Value
Consideration
Estimated Synergies
• $3.2 billion, including net debt of
~$700 million as of 3/31/2011
• $40 per Savvis share
• $30 in cash and $10 in shares of CenturyLink
common stock (a)
• Approximately $70 million of annual run-rate cost
synergies
• 10.9x / 8.8x 2011E EBITDA
(before / after run-rate synergies)
(a) Savvis shareholders will receive a fraction of a CenturyLink share equal to dividing $10 by the 30-day pre-close CenturyLink VWAP subject to a maximum of 0.2905 per share.
(b) Based on the latest public filings; equity value based on fully diluted shares using treasury stock method.

Transaction Summary (cont.)
Management
Accretion
Closing Conditions
Anticipated Closing
• HSR and FCC; Savvis shareholder approval; and
other customary closing conditions
• 2H 2011
• Free cash flow accretive in first year after closing
• Led primarily by key members of the Savvis
leadership team including CEO Jim Ousley
• Integrated hosting business will operate as a
business unit of CenturyLink, based in St. Louis

Additional Information and Where to Find It
16
In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink has filed, and the SEC has declared effective, a registration statement on Form S-4. The registration statement includes a prospectus of CenturyLink that also constitutes a proxy statement of Savvis.
Savvis began mailing the definitive proxy statement/prospectus to its stockholders on June 10, 2011. The definitive proxy statement/prospectus contains important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the definitive proxy statement/prospectus because it contains important information. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at
www.sec.gov.
Investors and
security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at
www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.Savvis.com or by contacting Savvis Investor
Relations at (314) 628-7433.
Participants in the Solicitation of Proxies
CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.